As filed with the Securities and Exchange Commission on August 30, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

LENDINGTREE, INC.
(Exact name of registrant as specified in its charter)

Delaware	25-1795344

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11115 Rushmore Drive Charlotte, North Carolina	28277

(Address of principal executive offices)	(Zip code)

LENDINGTREE, INC. EMPLOYEE STOCK PURCHASE PLAN

(Full title of the plan)

Douglas R. Lebda
Chief Executive Officer
LendingTree, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277
(704) 541-5351
(Name, address and telephone number, including area code, of agent for service)

with copies to:

Sean M. Jones Kennedy Covington Lobdell & Hickman, L.L.P. 100 North Tryon Street Suite 4200 Charlotte, North Carolina 28202 (704) 331-7400	Robert J. Flemma, Jr. General Counsel LendingTree, Inc. 11115 Rushmore Drive Charlotte, North Carolina 28277 (704) 541-5351

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Securities	Amount to be	Offering Price	Aggregate	Amount of
to be Registered(1)	Registered	Per Share	Offering Price	Registration Fee

Common Stock, par value $0.01 per share	108,115(2)	$14.20	$1,535,233	$142.00(2),(4)
Common Stock, par value $0.01 per share	491,885(3)	$14.20	$6,984,767	$643.00(3),(4)

(1)	The provisions of Rule 416 under the Securities Act of 1933 shall apply to this Registration Statement and this Registration Statement shall also cover any additional shares that may hereafter become issuable as a result of the adjustment provisions in the LendingTree, Inc. Employee Stock Purchase Plan (the “Plan”). The common stock includes the associated rights to purchase our series A junior participating preferred stock that are attached to and trade with the shares of the common stock.

(2)	Represents shares issued pursuant to the Plan. The related filing fee is calculated pursuant to Rule 457(c) and (h)(3) under the Securities Act of 1933 and is based on the average of the high and low sale price of our common stock on the Nasdaq National Market on August 26, 2002.

(3)	Represents shares issuable pursuant to the LendingTree, Inc. Employee Stock Purchase Plan. The related filing fee is calculated pursuant to Rule 457(c) and (h)(1) and is based on the average of the high and low sale price of our common stock on the Nasdaq National Market on August 26, 2002.

(4)	Any value attributable to the rights to purchase our series A junior participating preferred stock that are attached to and trade with shares of our common stock is reflected in the market price of the common stock. Accordingly, no separate filing fee is being paid with respect to such rights.

EXPLANATORY NOTES

     LendingTree, Inc. (“LendingTree” or the “Company”) has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act of 1933 (the “Securities Act”) to register up to 600,000 shares of common stock, par value $0.01 per share, of the Company, issued or issuable pursuant to the Plan. The shares registered hereby are in addition to the 444,500 shares of our common stock issuable under the Plan registered pursuant to the Registration Statement on Form S-8/S-3 (registration no. 333-40588) filed with the Securities Exchange Commission on June 30, 2000.

     This Form S-8 also includes a reoffer prospectus prepared in accordance with General Instruction C of Form S-8 and in accordance with the requirements of Part I of Form S-3. This reoffer prospectus may be used for reofferings and resales on a continuous or delayed basis in the future of up to an aggregate of 108,115 shares of common stock that constitute “restricted securities” that have been issued prior to the filing of this registration statement.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     The Company will send the documents containing the information specified in Part I of Form S-8 to employees as specified by Rule 428(b)(1) under the Securities Act. Pursuant to the instructions to Form S-8, the Company is not required to file these documents either as part of this Registration Statement or as prospectuses or prospectus supplements under Rule 424 under the Securities Act.

REOFFER PROSPECTUS

108,115 SHARES OF COMMON STOCK
OF LENDINGTREE, INC.

     This reoffer prospectus relates to the reoffer and potential resale by the holders of 108,115 shares of common stock of LendingTree, Inc. (“LendingTree” or the “Company”) that were issued to them under the LendingTree, Inc. Employee Stock Purchase Plan (the “Plan”) pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). All of the shares of our common stock covered by this reoffer prospectus may be offered by the selling stockholders on a delayed or continuous basis.

     LendingTree will not receive any proceeds from the offering. We will bear the costs relating to the registration of the shares being offered by this reoffer prospectus, other than brokerage commissions, discounts or other similar expenses relating to the sale of the shares of common stock.

     The price at which the selling stockholders may sell the shares of common stock being offered by this prospectus will be determined by reference to the prevailing market price for the shares or in negotiated transactions.

     Our common stock is traded on the Nasdaq National Market under the symbol “TREE.” On August 26, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $13.93 per share.

     Investing in our common stock involves a high degree of risk. For more information, please see “Risk Factors” beginning on page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock offered hereby are not savings accounts, deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involves investment risks.

The date of this reoffer prospectus is August 29, 2002.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	2
WHERE YOU CAN FIND MORE INFORMATION	2
THE COMPANY	4
RISK FACTORS	5
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	17
USE OF PROCEEDS	18
SELLING STOCKHOLDERS	18
PLAN OF DISTRIBUTION	20

ABOUT THIS PROSPECTUS

     You should rely only on the information contained in or incorporated by reference in this reoffer prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this reoffer prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the documents.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file at the SEC’s public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. The SEC’s public reference room in Washington, D.C. is located at 450 Fifth Street, N.W., Washington, D.C. The SEC’s public reference rooms at its regional offices are located at 233 Broadway, New York, NY, 10013 and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov. or at the Company’s web site at http://www.lendingtree.com.

     Our common stock is quoted on the Nasdaq National Market. Reports, proxy and information statements, and other information concerning our company may be inspected at the offices of the Nasdaq Stock Market, Inc. at 1735 K Street, NW, Washington, D.C. 20006.

     This reoffer prospectus constitutes part of a Registration Statement on Form S-8 filed by us with the SEC under the Securities Act of 1933. This reoffer prospectus does not contain all of the information contained in the registration statement and reference is hereby made to the registration statement and related exhibits for information with respect to our Company and the securities offered hereby. Any statements contained herein covering the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this prospectus.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2001.

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2002 and June 30, 2002.

•	Our Current Reports on Form 8-K dated March 28, 2002, April 16, 2002, April 24, 2002 and August 14, 2002.

•	Our Registration Statement on Form 8-A filed on January 28, 2000, as updated by the “Description of Capital Stock” contained in our Registration Statement on Form S-3 (Registration No. 333-60688).

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Investor Relations, LendingTree, Inc. 11115 Rushmore Drive, Charlotte, NC 28277. Our telephone number is (704) 541-5351, and our facsimile number is 704-541-1824.

     You should rely only on the information that is contained or incorporated by reference in this prospectus or any supplement. You should consider any statement contained in a document incorporated or considered incorporated by reference into this prospectus to be modified or superseded to the extent that a statement contained in this prospectus, or in any subsequently filed document that is also incorporated or deemed to be incorporated or reference into this prospectus, modifies or conflicts with the earlier statement. You should not consider any statement modified or superseded, except as so modified or superseded, to constitute a part of this prospectus. The information on our website and any other website referred to in this prospectus is not part of this prospectus.

THE COMPANY

     We are an online exchange connecting consumers with lenders, real estate agents or other service providers. We attract consumers to our Website at through various forms of offline and online advertising and arrangements with other online businesses. Our exchange is designed to empower consumers, lenders and real estate agents with convenience, choice and value. Our technology platform, Lend-XSM, is the technology that powers our Internet based exchange.

     Once on our Lending Exchange, consumers begin the process by completing a simple online credit request, or a qualification form. After the consumer completes the qualification form, our Lend-X technology automatically retrieves the credit score for the particular consumer. The consumers’ data and credit score are then automatically compared to the underwriting criteria of the more than 170 banks, lenders and loan brokers (which we refer to as “lenders”) participating on our Lending Exchange. Qualified consumers can receive multiple loan offers online in response to a single credit request and then compare, review and accept the offer that best suits their needs. Lenders can generate new business that meets their specific underwriting criteria at a lower cost of acquisition than traditional marketing channels. Our Lending Exchange encompasses most consumer credit categories, including mortgages, home equity loans, automobile loans, credit cards, and personal loans.

     Through our Realty Services Exchange we enable consumers to complete one simple form describing their realty needs and then choose a real estate professional in their local area. Our Realty Services Exchange is made up of approximately 6,500 real estate professionals who represent 650 real estate companies nationwide. We also provide access, through our Website, to other services related to owning, maintaining and buying and selling a home.

     We earn revenue from the lenders participating in our network that pay us fees for qualification forms that meet their underwriting criteria and are transmitted to them (which we refer to as “transmit fees”). Since a qualification form can be transmitted to more than one lender, we may generate multiple transmit fees for the same form. We also earn revenue for loans that the lenders on our network close with consumers that we transmitted to them (which we refer to as “closed-loan fees”). Additionally, in most states, real estate brokers participating in our network pay us a fee when consumers’ requests that we transmit to them result in a purchase or sale of a home. We refer to the aggregate of these fees as our Exchange revenue.

     We also license and host our Lend-X technology platform for use by other businesses. This enables these businesses to create their own customized co-branded or private-labeled lending exchanges. These exchanges, powered by Lend-X, may be single lender or multi-lender marketplaces or may provide access to the LendingTree exchange with more than 170 participating lenders. Through these Lend-X relationships, we can earn revenue both from technology fees related to customizing, licensing and hosting the third party exchange, as well as from transactional fees resulting from the volume processed through such exchanges.

     LendingTree, Inc. was incorporated in the State of Delaware on June 7, 1996 and commenced nationwide operations on July 1, 1998. Our mailing address is 11115 Rushmore Drive, Charlotte, North Carolina 28277 and our telephone number is (704) 541-5351.

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained and incorporated by reference in this prospectus, before you decide to invest in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In this case, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Condition

     Our limited operating history makes our business and prospects difficult to evaluate.

     We have a limited operating history. We were formed in 1996 and began serving consumers across the United States in July 1998. There is no significant historical basis to assess how we will respond to competitive, economic or technological challenges. Our business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of development, particularly companies like ours that operate in new and rapidly developing online marketplaces. Our failure to address these risks and uncertainties could materially impact our results of operations and financial condition.

     We have a history of losses.

     We have never been profitable. We incurred losses from operations of approximately $27.8 million in 2001 and $1.4 million for the six month period ending June 30, 2002. As of June 30, 2002 we had an accumulated net deficit of approximately $1.7 million. Based on our operating plans and primarily as a result of revenue growth, we believe we will be able to achieve positive net income in 2002. If our revenue grows at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not achieve or sustain profitability.

     The long-term viability of our business model is unproven and could fail.

     The long-term viability of our business model and profit potential are unproven and no assurances can be made that we will be able to achieve or sustain profitability. Our revenue model depends heavily on revenue generated from lenders participating in our network who pay us fees based upon their receipt of credit requests (which we refer to as transmission fees) and fees based upon loan closings (which we refer to as closed-loan fees). We also license our Lend-X technology to other companies who can create single and multi-lender online marketplaces. We have rapidly achieved broad market acceptance of our service by both lenders and consumers who have traditionally used other means to loan and borrow money. However, to achieve and maintain profitability, we must maintain this broad market acceptance. In addition, although we have attracted a sufficient number of consumers with credit profiles targeted by our lenders and the revenue per consumer has exceeded the cost of attracting the consumer, there is no guarantee that we will continue to be able to attract sufficient customers or that the revenue per customer will exceed the costs of attracting the customer. We cannot accurately predict what, if any, changes we would make to our business model in response to any uncertainties in the online lending market.

     The estimates we use in preparing our financial statements are subject to management judgment. Actual results may vary from those estimates.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that effect the reported amounts of our assets, liabilities, revenues and expenses. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and refine our judgments on an ongoing basis as actual results and experiences develop. Actual results could differ from our estimates. To the extent that actual results differ from our estimates, our financial condition and result of operations could be materially and adversely effected.

     Our operating results may be negatively impacted by fluctuations in interest rates.

     Although we have historically demonstrated growth during periods of both rising and falling interest rates, our future operating results may be negatively impacted by fluctuations in key interest rates.

     During 2001, revenue earned from mortgages (which has traditionally been a market segment that is greatly impacted by changes in interest rates) represented approximately 40% of our total revenue. While interest rates during this period were generally falling, our business continued to show increases in website traffic, transmitted qualification forms for mortgages and revenue from closed-loan fees from mortgages.

     Conversely, during 1999 and through the middle of 2000, interest rates were generally increasing and our business nonetheless continued to show increases in website traffic, transmitted qualification forms and revenue from closed-loan fees. However, there can be no assurances that during future periods of rising interest rates we will not experience a decline in consumer traffic to our website due to shrinking credit demand. Conversely, during periods of increased credit demand (which are typically associated with falling interest rates) lenders may have less incentive to use our marketplace because of the increased volume of loan requests from their traditional channels. Either of these events could negatively affect our results of operations and we cannot assess the effects of interest rates on our business over a broad range of interest rate environments.

     Our quarterly operating results are not an indication of our future results.

     Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that affect our revenue or expenses in any particular quarter. Our quarterly results will fluctuate in part based on the demand for and supply of consumer loans, which are a function of seasonal and other fluctuations in interest rates and related economic factors, all of which are outside of our control. These temporary fluctuations could adversely affect our business. If revenue falls below our expectations in any quarter and we are unable to quickly reduce our spending in response, our operating results would be lower than expected.

     In addition, we expect that as our business matures we will experience seasonal fluctuations in our operating results due to fluctuations in consumer credit markets during the year and from year to year. For example, home buying behavior is seasonal. Typically there are a greater number of mortgage closings in the second and third quarters of a year as compared to the first and fourth quarters. Because of our limited operating history, it has not been possible for us to assess the impact of seasonality on our business.

     We may not be able to achieve our projected financial and operating results, which could cause a decline in our stock price.

     From time to time, we publish financial and operational projections and forecasts. These projections and forecasts are based on various assumptions and our best and most informed estimates at the time of preparation. However, we can offer no assurance that the assumptions and estimates will prove accurate or that the projections and forecasts will be achieved. Additionally, financial and operating results for future periods are never perfectly predictable even in the most certain of economic times, and we expect to continue to experience fluctuations in our quarterly results and in any guidance that we provide relating to our financial and operational performance in future periods. Failure to achieve projected or forecasted results and fluctuations in our financial and operating results could have an adverse impact on the market price of our common stock.

     Certain of our assets are subject to encumbrances.

     Important components of our intellectual property are subject to an amended software customization, license and services agreement with the Federal Home Loan Mortgage Corporation, or Freddie Mac. Pursuant to this agreement, a version of our core software that was customized to operate according to certain standards established by Freddie Mac will be released to Freddie Mac from escrow if we fail to meet specified repayment obligations, financial covenants or reporting requirements contained in our revolving credit facility with Freddie Mac.

     A covenant in one of our capital lease agreements requires that we maintain a cash and cash equivalents balance of at least $3.0 million throughout the term of the lease. If our cash balance falls below $3.0 million at the end of a measurement period, we will be required to collateralize the balance of the lease with cash. As of June 30, 2002, the remaining payments under this lease were approximately $0.4 million.

     We have pledged our accounts receivable as collateral to secure our borrowings under our revolving credit agreement with GE Capital Commercial Services.

Risks Related To Our Markets And Strategy

     Our future success is dependent upon increased acceptance of the Internet by consumers and lenders as a medium for lending.

     Increased consumer use of the Internet is subject to uncertainty. If consumer and lender acceptance of our online exchange does not increase, our business will not succeed. The online lending market is new and rapidly developing. The adoption of online lending, in general, and our exchange, in particular, requires the acceptance of a new way of conducting business, exchanging information and applying for credit by consumers, as well as acceptance by lenders that have historically relied upon traditional lending methods. As a result, we cannot be sure that we will be able to compete effectively with traditional borrowing and lending methods.

     Lenders in our network are not precluded from offering consumer credit products outside our exchange.

     If a significant number of our potential consumers are able to obtain loans from our participating lenders without utilizing our service, our ability to generate revenue may be limited. Because we do not have exclusive relationships with the lenders whose loan products are offered on our online exchange, consumers may obtain offers and loans from these lenders without using our service. Our lenders can offer their products directly to consumers through brokers, mass marketing campaigns, or through other traditional methods of credit distribution. These lenders can also offer their products over the Internet without using our Lend-X technology either directly to prospective borrowers, through one or more of our online competitors or a combination of such methods.

     If our participating lenders do not provide competitive levels of service to consumers, our brand will be harmed and our ability to attract consumers to our website will be limited.

     Our ability to provide a high-quality borrowing experience depends in part on consumers receiving competitive levels of convenience, customer service, pricing terms and responsiveness from our participating lenders. If our participating lenders do not provide consumers with competitive levels of convenience, customer service, pricing terms and responsiveness, the value of our brand may be harmed, our ability to attract consumers to our website may be limited and the number of consumers using our service may decline.

     We may not be able to manage our expanding operations effectively.

     We have recently experienced a period of rapid expansion. In order to execute our business plan, we must continue to expand significantly. Our inability to expand our operations in an efficient manner could cause our expenses to grow disproportionately to our revenue, or revenue to decline or grow more slowly than expected, or could otherwise have a material adverse effect on our business and the value of your investment. Our anticipated future growth will continue to place a significant strain on our management, systems and resources. We will need to continue to expand and maintain close coordination among our technical, accounting, finance and sales and marketing departments. We may not succeed in these efforts.

     If we are unable to maintain our brand recognition or high levels of consumer satisfaction, consumer and lender demand for our services may decrease.

     If we fail to promote and maintain our brand successfully, or incur significant expenses in promoting our brand and fail to generate a corresponding increase in revenue as a result of our branding efforts, our business could be materially and adversely affected. We believe we have successfully built a recognizable brand. We believe that continuing to build and maintain brand awareness of the LendingTree exchange and Lend-X is critical to achieving increased demand for our service. Brand recognition is a key differentiating factor among providers of online lending services, and we believe it will be increasingly important as competition intensifies. In order to increase our brand awareness, we must succeed in our marketing efforts, provide high-quality services and increase the number of consumers using our exchange. If visitors to our website do not perceive our existing service to be of high quality or if we alter or modify our existing service, introduce new services or enter into new business ventures that are not favorably received, the value of our brand could be diluted, which could decrease the attractiveness of our service to consumers and lenders. In addition, we believe that consumers who have a negative experience with our website may be reluctant to return to our website or recommend LendingTree to other potential consumers.

     Our business could suffer if we lose the services of Mr. Lebda.

     If we lose the services of Douglas Lebda, our founder, Chief Executive Officer and a director, our ability to expand our business may be compromised. Mr. Lebda has been instrumental in determining our strategic direction and focus and in promoting the concept of an Internet-based lending exchange for consumers and lenders. We do not maintain key person insurance on Mr. Lebda.

Risks Related To The Internet And Our Technology Infrastructure

     We may experience reduced visitor traffic, reduced revenue and harm to our reputation in the event of unexpected network interruptions caused by system failures.

     Any significant failure to maintain the satisfactory performance, reliability, security and availability of our website, filtering systems or network infrastructure may cause significant harm to our reputation, our ability to attract and maintain a high volume of visitors to our website, and our ability to attract and retain participating consumers and lenders. Our revenue depends in large part on the number of credit requests submitted by consumers. Any system interruptions that result in the inability of consumers to submit these credit requests, or more generally the unavailability of our service offerings, could have an adverse impact on our revenue. If an outage occurs, it may severely harm our reputation and our ability to offer our services. Our computer hardware is located in leased facilities in Beltsville, Maryland. If this location experienced a system failure, the performance of our website would be interrupted. These systems are also vulnerable to damage from fire, floods, power loss, telecommunications failures, acts of war or terrorism, break-ins and similar events. Our insurance policies may not compensate us for any losses that may occur as a result of any failures or interruptions in our systems. Any extended period of disruptions could materially and adversely affect our business, results of operations and financial condition.

     Breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

     Any penetration of our network security or other misappropriation of our users’ personal information could cause interruptions in our operations and subject us to liability. Claims against us could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches could also damage our reputation with our consumers, lenders, brokers and service providers. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology that we use to protect consumer transaction data. We cannot guarantee that our security measures will prevent security breaches. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences.

     Failure to protect our intellectual property rights could impair our ability to compete effectively.

     Failure to protect our intellectual property could harm our brand and our reputation, devalue our content in the eyes of our customers and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our service marks, patents, patent applications, copyrights and trade secrets, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property as important to our success. To protect the rights to our intellectual property, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements, and other contractual arrangements with our employees, affiliates, clients and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or diminish the value of our trademarks and other proprietary rights. We have obtained a U.S. patent and filed a related Patent Cooperation Treaty international patent application on our Lend-X technology and our online loan market process. While the number of software and business method patents issued by the U.S. Patent and Trademark Office has been growing substantially in recent years, there is still a significant degree of uncertainty associated with these patents. It is possible that our patent will be construed by a court of competent jurisdiction in a very limited manner such that it offers little or no basis for us to deter competitors from employing similar technology or processes or does not allow us to defend against third party claims of patent infringement.

Risks Related To Legal And Regulatory Uncertainty

     We may be subject to liability or legal claims relating to information that is posted on our website or on websites linked to our website.

     As an online lending exchange we may be liable as a result of information retrieved from our website or the websites of businesses with which we maintain relationships. We may be subject to legal claims relating to information that is published or made available on our website and the other websites linked to it. Our service may subject us to potential liabilities or claims resulting from:

•	Lost or misdirected messages from our network lenders, consumers or vendors;

•	Illegal or fraudulent use of e-mail;

•	Interruptions or delays in transmission of qualification forms or lenders’ offers; or

•	Failure to protect consumers’ private information in a manner consistent with our privacy policy and applicable law.

     In addition, we could incur significant costs in investigating and defending against such claims, even if we are ultimately are not found liable. If any of these events occur, our business could be materially and adversely affected.

     Failure to comply with laws governing our services or material changes in the regulatory environment relating to the Internet could have a material adverse effect on our business.

     The loan products and services available through our website and the real estate agent referral and other business relationships in which we operate essentially as a non-processing mortgage broker are subject to extensive regulation by various federal and state governmental authorities. Because of uncertainties as to the applicability of some of these laws and regulations to the Internet and, more specifically, to our business, and considering our business has evolved and expanded in a relatively short period of time, we may not always have been, and may not always be, in compliance with applicable federal and state laws and regulations. Failure to comply with the laws and regulatory requirements of federal and state regulatory authorities may result in, among other things, revocation of required licenses or registrations, loss of approved status, termination of contracts without compensation, loss of exempt status, indemnification liability to lenders and others doing business with us, administrative enforcement, actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability. The occurrence of one or more of these events could materially and adversely affect our business and results of operations.

     Many states require us to obtain licenses to offer our products and we have not obtained those licenses in every state.

     Many states require licenses to solicit or broker to residents of those states loans secured by residential mortgages and other consumer loans, including credit card, automobile and personal loans. We are currently neither licensed nor able to accept credit requests for all loan products in every state. To our knowledge, we are not currently accepting credit requests for loan products from residents of states in which we are not licensed to provide those products (or exempt from such licensing). In many of the states in which we are licensed, we are subject to examination by regulators. In addition, we are required to obtain real estate broker licenses, additional mortgage broker licenses and individual call center personnel licenses in numerous states. Failure to obtain these licenses and approvals or a failure to comply with statutes and regulations applicable to licensees or subsequent loss of such licenses could prevent us from receiving fees from the real estate agent referral and mortgage services programs we offer and may subject us to the types of fines, forfeitures and litigation discussed above. As a computer loan origination system or mortgage broker conducting business through the Internet, we face an additional level of regulatory risk given that most of the laws governing lending transactions have not been substantially revised or updated to fully accommodate electronic commerce. Until these laws, rules and regulations are revised to clarify their applicability to transactions conducted through electronic commerce, any company providing loan-related services through the Internet or other means of electronic commerce will face compliance uncertainty. Federal law, for example, generally prohibits the payment or receipt of referral fees in connection with residential mortgage loan transactions. The applicability of existing or future referral fee prohibitions to the compensation provisions of fee advertising, marketing, distribution and cyberspace rental arrangements used by online companies like us may have the effect of reducing the types and amounts of fees that we may charge or pay in connection with real estate-secured products.

     Because some state regulations impose filing obligations on some of our largest stockholders and customers, we may be unable to obtain or maintain necessary licenses in these states for reasons beyond our control if any of these parties fail to comply with these filing obligations.

     Regulations promulgated by some states may impose compliance obligations on any person who acquires 10% or more of our common stock, including requiring that person to periodically file financial and other personal and business information. If any person acquires 10% or more of our common stock and refuses or fails to comply with these requirements, we may not be able to obtain a license and existing licensing arrangements in particular states may be jeopardized. The inability to obtain, or the loss of, required licenses could have a material adverse effect on our operations or financial condition. The parties conducting business with us, such as lenders and other website operators, similarly may be subject to federal and state regulation. These parties act as independent contractors and not as our agents in their solicitations and transactions with consumers. Consequently, we cannot ensure that these entities will comply with applicable laws and regulations at all times. Failure on the part of a lender or other website operator to comply with these laws or regulations could result in, among other things, claims of vicarious liability or a negative impact on our reputation. The occurrence of one or more of these events could materially and adversely affect our business, results of operation and financial condition.

     We may not be able to satisfy state or federal net worth or bond requirements necessary to obtain or maintain required licenses.

     Some of the licenses we seek or maintain require us to satisfy certain minimum net worth requirements and/or post surety bonds in various amounts for the protection of consumers. The inability to satisfy such net worth requirements or obtain or maintain required surety bonds could have a material adverse effect on our operations or financial condition.

     Regulation of the Internet is unsettled, and future regulations could inhibit the growth of the Internet, decrease the number of visitors to our website or otherwise materially and adversely affect our business.

     Existing laws and regulations specifically regulate communications and commerce on the Internet. Additional laws and regulations that address issues such as user privacy, pricing, online content regulation, online real estate referral services, taxation, and the characteristics and quality of online products and services are under consideration by federal, state and local governments and agencies. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. This regulation, if imposed, could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement and personal privacy are applicable to the Internet. Many of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. The Federal Trade Commission and government agencies in certain states have been investigating Internet companies regarding their use of personal information. We could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies choose to investigate our privacy practices. Any new laws or regulations relating to the Internet, or new application or interpretation of existing laws, could inhibit the growth of the Internet as a medium for commerce or credit procurement which could, in turn, decrease the demand for our service or otherwise materially and adversely affect our business, results of operation and financial condition.

     We may be limited or restricted in the way we establish and maintain our online relationships by laws generally applicable to our business.

     The Real Estate Settlement Procedures Act, or RESPA, and related regulations generally prohibit the payment or receipt of fees or any other item of value for the referral of a real estate-secured loan to a loan broker or lender. RESPA and the related regulations also prohibit fee shares or splits or unearned fees in connection with the provision of residential real estate settlement services, including mortgage brokerage and lending services. Notwithstanding these prohibitions, RESPA permits payments for goods or facilities furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods, facilities or services provided. Failure to comply with RESPA may result in, among other things, administrative enforcement actions, class action lawsuits, cease and desist orders and civil and criminal liability. The mortgage and home equity products offered through LendingTree’s exchange are residential real estate secured loans subject to these provisions of RESPA. Consequently, our online relationships with lenders, other companies and Websites on which we offer services are subject to RESPA’s prohibitions on payment or receipt of referral fees for referrals and for unearned fees or fee splits. We believe that we have structured these relationships to comply with RESPA. The applicability of RESPA’s referral fee and fee splitting prohibitions to these types of Internet-based relationships, however, is unclear and the appropriate regulatory agency has provided limited guidance to date on the subject.

     We may be liable for damages resulting from infringement of third parties’ intellectual property rights.

     We have been, and expect to continue to be, subject to claims alleging that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to a third party. For example, on September 10, 2001, Block Financial Corporation (“Block”) filed a complaint in the United States District Court for the Western District of Missouri [Block Financial Corporation v. LendingTree, Inc., Case Number 01-1007-CV-W-3] against us, alleging that our financial card (credit card) qualification form processing system infringes its U.S. Patent No. 6,014,645 entitled, “Real-Time Financial Card Application System.” The complaint seeks both monetary damages in the form of a reasonable royalty and injunctive relief. On November, 19, 2001, we filed an answer to the complaint denying infringement of the Block patent. We also filed a counterclaim against Block seeking a declaratory judgment of non-infringement and invalidity of the Block patent. The lawsuit is in an early stage, and discovery is just beginning to get underway.

     Any infringement claims, including the Block claim, even if not meritorious or even if we are not found liable for infringement, could result in the expenditure of significant financial and managerial resources on our part, which could materially adversely affect our business, results of operations and financial condition.

Risks Related To Our Stock Price And Corporate Control

     Sales of substantial amounts of our common stock in the public market, including shares issuable upon the conversion of our Series A Preferred Stock, could have an adverse impact on the market price of our common stock.

     The market price of our common stock could decline as a result of sales by our existing stockholders after this offering or as a result of the perception that these sales could occur. Substantially all of our outstanding shares of common stock are currently eligible for resale in the public market. As of July 31, 2002, we had 22.2 million common shares issued and outstanding. At July 31, 2002, we also had 6.0 million shares of Series A Preferred Stock outstanding, which were convertible into 6.6 million shares of our common stock on such date. We have filed a registration statement registering the resale of shares of our common stock issuable upon conversion of the Series A Preferred Stock. The holders of the Series A Preferred Stock are entitled to receive quarterly dividends equal to 8% per annum of the stated value per share payable at our option (i) in cash on each quarterly dividend date or (ii) by an upward adjustment to the stated value per share on each dividend payment date. If we continue to pay the dividends by means of adjusting the stated value per share, the accrued dividends will result in additional shares of common stock being issued upon conversion of shares of Series A Preferred Stock.

     At July 31, 2002, we also had outstanding options to purchase 5.9 million shares of our common stock with a weighted average exercise price $5.61 per share and warrants to purchase approximately 0.3 million shares of our common stock with a weighted average exercise price $5.51 per share. Moreover, we may issue additional shares in acquisitions and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans and employee stock purchase plans. Any substantial sales of such shares, including shares registered for resale upon conversion of our Series A Preferred Stock or shares held by our affiliates, may cause our stock price to decline.

     Holders of our Series A Preferred Stock have greater rights and preferences than our common stockholders.

     The holders of our Series A Preferred Stock have rights and preferences that are senior to those of our common stockholders in many significant respects. The existence of these rights and preferences may, in a given situation, result in a reduction in the value of our common stock. The preferential rights afforded to the holders of our Series A Preferred Stock include the following:

•	Dividends and Distributions. The holders of our Series A Preferred are entitled to receive annual dividends of 8% of the “stated value” per share of our common stock. The stated value per share equals $3.50 per share plus accrued and unpaid dividends. As of July 31, 2002, the stated value was $3.79759 per share. The dividends are payable quarterly, at our option, in cash or by adjusting the stated value per share of our Series A Preferred Stock unpaid. Dividends must be paid to the holders of the Series A Preferred Stock prior and in preference to the common stock.

•	Redemption Premium. We are required to redeem all shares of Series A Preferred Stock that remain outstanding on March 20, 2006 at a 5% premium to the then current stated value per share. If a significant portion of the Series A Preferred Stock remains outstanding on March 20, 2006, all or substantially all of our assets may be necessary to fund this redemption.

•	Conversion. Each share of Series A Preferred Stock is convertible into the number of shares of common stock determined by dividing the current stated value per share plus accrued but unpaid dividends by the conversion price. The conversion price is the initial purchase price of $3.50 per share subject to adjustment pursuant to the price protection provisions described below. As of July 31, 2002, each share of Series A Preferred Stock was convertible into 1.085 shares of common stock.

•	Price Protection. In certain circumstances, the economic value of the investment in our Series A Preferred Stock is protected against future sales of common stock by us at prices below $3.50 per share. If we sell securities at a price below $3.50 per share, the price at which the Series A Preferred Stock converts into common stock may be adjusted downward, which would automatically entitle these holders to receive additional shares of common stock upon conversion. No such protection exists with respect to our common stock.

•	Protective Provisions. So long as more than 1,377,143 shares of our Series A Preferred Stock are outstanding, we are restricted from engaging in a variety of corporate actions without the consent of 68.5% of the shares of Series A Preferred Stock then outstanding. These transactions include:

• amending our certificate of incorporation or bylaws in a manner adverse to the holders of our Series A Preferred Stock;

• authorizing or issuing any class or series of capital stock ranking senior to or on parity with our Series A Preferred Stock in any regard;

	•	repurchasing, redeeming or paying dividends on any equity securities, other than on our Series A Preferred Stock and repurchases pursuant to employee benefit plans;

	•	subjecting our assets to certain liens;

	•	incurring any indebtedness for borrowed money in excess of $10.0 million, other than in connection with revolving credit facilities approved by our board of directors;

	•	issuing debt or equity that bears an interest rate, dividend rate or yield greater than certain specified levels.

These provisions may impede management’s ability to effect certain transactions that it believes to be in the best interest of all stockholders.

•	Liquidation Preference. In the event LendingTree is liquidated or dissolves, the holders of our Series A Preferred Stock will be entitled to receive a liquidation preference equal to 105% of the then current stated value per share before any distributions may be made to holders of our common stock.

•	Change in Control. Upon a merger or change in control, holders of our Series A Preferred Stock may have the right to receive the greater of the liquidation preference described above or the consideration that they would have received if they had converted their shares of Series A Preferred Stock into common stock immediately prior to the consummation of the merger or change in control event. In a non-cash transaction, the holders of Series A Preferred Stock may effectively require that the other party to such transaction redeem the convertible preferred stock for a cash amount equal to the liquidation preference. These provisions may inhibit our ability to consummate a merger or change in control transaction and will likely reduce the proceeds of any such transaction to our common stockholders.

     Any of the foregoing rights and preferences may, in a given situation, disadvantage the holders of our common stock as compared to the holders of our Series A Preferred Stock and may reduce the market price of our common stock. Further, the influence of the holders of our Series A Preferred Stock may have the effect of preventing a third party from making an acquisition proposal for us and, consequently, may delay or hinder a future change in control.

     If our common stock price drops significantly, we may be delisted from the Nasdaq National Market, which could eliminate the trading market for our common stock.

     Our common stock is listed on the Nasdaq National Market. In order to continue to be included on the NASDAQ National Market, a company must meet certain maintenance criteria. While we are currently in compliance with all such criteria, we cannot assure you that we will continue to meet these maintenance criteria. If our common stock were to be delisted, we would be required to meet the criteria for initial listing if we wanted to be listed on the Nasdaq National Market again. The initial listing standards are more stringent than the maintenance standards. Accordingly, we cannot provide assurances that if we were delisted we would be able to have our common stock relisted on the Nasdaq National Market. Further, if our common stock were to be delisted, it may become more difficult for us to raise funds through the sale of our common stock or securities convertible into our common stock.

     It may be difficult for a third party to acquire LendingTree, which could depress our stock price.

     Delaware corporate law and our amended and restated certificate of incorporation and by-laws contain provisions that could have the effect of delaying, deferring or preventing a change in control of LendingTree that our management and stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	Authorization to issue blank check preferred stock, which is preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to our common stockholders;

•	A staggered board of directors, so that it could take three successive annual meetings to replace all directors;

•	A requirement that business combinations either be approved by 80% of our stockholders or a majority of our continuing directors, or provide consideration to our stockholders in excess of established amounts;

•	Prohibition of stockholder action by written consent;

•	Advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	A stockholder rights agreement that makes it more difficult for a third party to acquire us without the support of our board of directors and principal stockholders.

     Our executive officers and directors and entities affiliated with them, whose interests may differ from other stockholders, have the ability to exercise significant control over us.

     At July 31, 2002, our executive officers, directors and entities affiliated with them, as a group, beneficially own approximately 40% of our voting stock. These stockholders are able to exercise significant influence over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions, including a change of control of LendingTree. The interests of these stockholders may differ from the interests of our other stockholders.

     The price of our common stock may be volatile.

     Since our initial public offering in February 2000, there has been significant volatility in the market price of our common stock. Our common stock traded as high as $21.00 per share on February 16, 2000 and as low as $1.781 per share on December 28, 2000. This volatility may continue in the future. Factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to internet companies, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of management’s attention and resources, which could have an adverse effect on our business.

     Agreements with our creditors and preferred stockholders restrict our ability to pay dividends.

     We do not pay regular cash dividends on our common stock and we do not anticipate paying such dividends in the foreseeable future. In addition, both our revolving credit facility with GE Capital Commercial Services and the certificate of designations, rights and preferences relating to our Series A Preferred Stock limit our ability to pay dividends on our common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This reoffer prospectus, including the documents that are incorporated by reference, contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that represent our expectations or beliefs concerning future events or projected financial results. We intend these statements to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “anticipate,” “project,” “estimate,” “intend,” “believe,” “plan,” “predict,” “may,” “will,” “should,” “could” and similar expressions are used to identify these forward-looking statements. Similarly, statements that describe our objectives, plans or goals are forward-looking statements. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties.

     Our actual results could differ materially from the results contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the section captioned “Risk Factors” in this prospectus as well as those cautionary statements and other factors set forth elsewhere herein and in the documents incorporated herein by reference. You should consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this prospectus and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. You are cautioned not to rely on the forward-looking statements.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock being offered hereunder by the selling stockholders.

SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our common stock by certain of the selling stockholders as of July 31, 2002 and as adjusted to reflect the assumed sale of the shares of common stock offered hereby. Beneficial ownership of the common stock by the selling stockholders following this offering will depend on the actual number of shares sold by each selling stockholder. The shares of common stock offered by this reoffer prospectus may be offered from time to time by the selling stockholders named below. In addition, certain non-affiliates of LendingTree who are each offering fewer than 1,000 shares pursuant to this reoffer prospectus and, accordingly, are not required to be named in the following table may use this reoffer prospectus for offers and sales of up to an aggregate of 28,082 shares of common stock. Each of the selling stockholders is currently an employee of LendingTree.

     We have determined beneficial ownership in accordance with the SEC’s rules. Beneficial ownership includes voting and/or investment power with respect to the securities held by the named individuals. Shares of common stock subject to options that are currently exercisable or that are exercisable within 60 days of July 31, 2002, are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding the options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons named have sole voting and investment power with respect to all shares shown as beneficially owned by them. We have calculated the percentage beneficially owned based upon the 22.2 million shares of our common stock outstanding on July 31, 2002.

     The inclusion in the table of individuals named therein shall not be deemed to be an admission that any such individuals are “affiliates” of the Company.

	Shares Of Common Stock			Number of Shares	Shares of Common Stock
	Beneficially Owned Before			That May be Offered	Beneficially Owned After
	Any Shares Are Sold Under			Pursuant to this	All Shares Are Sold
	This Prospectus			Prospectus	Under This Prospectus

Name	Number		Percent		Number		Percent

David N. Anderson Senior Vice President of New Business Initiatives	101,245	(1)	*	6,970	94,275	(1)	*
Stephen J. Campbell Senior Vice President and Chief Information Officer	48,210	(2)	*	5,735	42,475	(2)	*
Lori T. Collins Senior Vice President – Account Management and Product Management	45,342	(3)	*	22,436	22,906	(3)	*
Eric H. Cunliffe Senior Vice President, General Manager of Realty Services	26,245	(4)	*	428	25,817	(4)	*
Robert J. Flemma, Jr. Senior Vice President and General Counsel	62,200	(5)	*	12,500	49,700	(5)	*
Kimberly R. Gorsuch-Bradbury Senior Vice President Corporate Strategy and Development	61,526	(6)	*	21,083	40,443	(6)	*
Keith B. Hall Senior Vice President and Chief Financial Officer	253,266	(7)	1.1%	5,784	247,482	(7)	1.1%
Robert L. Harris Senior Vice President of Marketing	36,020	(8)	*	1,730	34,290	(8)	*
Thomas J. Reddin President and Chief Operating Officer	41,058	(9)	*	2,762	38,296	(9)	*
Richard M. Stiegler Senior Vice President and Chief Technology Officer	130,374	(10)	*	605	129,769	(10)	*

*	Indicates less than 1%.

(1)	Includes 90,488 shares subject to options that are currently exercisable or will become within 60 days of July 31, 2002.

(2)	Includes 41,075 shares subject to options that are currently exercisable or will become within 60 days of July 31, 2002.

(3)	Includes 19,050 shares subject to options that are currently exercisable or will become within 60 days of July 31, 2002.

(4)	Includes 21,250 shares subject to options that are currently exercisable or will become within 60 days of July 31, 2002.

(5)	Includes 37,200 shares subject to options that are currently exercisable or will become within 60 days of July 31, 2002.

(6)	Includes 31,720 shares subject to options that are currently exercisable or will become within 60 days of July 31, 2002.

(7)	Includes 100,605 shares subject to options that are currently exercisable or will become within 60 days of July 31, 2002 and 31,000 shares issuable upon conversion of Series A Preferred Stock.

(8)	Includes 21,256 shares subject to options that are currently exercisable or will become within 60 days of July 31, 2002.

(9)	Includes 1,283 shares subject to options that are currently exercisable or will become within 60 days of July 31, 2002.

(10)	Includes 105,049 shares subject to options that are currently exercisable or will become within 60 days of July 31, 2002.

PLAN OF DISTRIBUTION

     We are registering the shares of common stock covered by this prospectus for the selling stockholders. As used in this prospectus, “selling stockholder” includes the donees, transferees, successors-in-interest and others who may later hold the selling stockholders’ interests in the shares of our common stock covered hereby, and such persons are entitled to resell shares using this prospectus. We are paying the costs and fees of registering the shares of common stock, although the selling stockholders will pay any brokerage commissions, discounts or other similar expenses relating to the sale of the shares of common stock. We will not receive any proceeds for the sale of our common stock by the selling stockholders.

     The selling stockholders may sell the common stock being offered hereby in one or more of the following ways at various times:

•	on any national securities exchange or other market or quotation system on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	directly to institutional investors; or

•	through agents to the public or to institutional investors.

     The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the common stock at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. A distribution of the common stock by some of the selling stockholders may also be effected through the issuance by the selling stockholders or others of derivative securities, including warrants, exchangeable securities, forward delivery contracts and the writing of options.

     In addition, the selling stockholders may sell some or all of the shares of common stock covered by this prospectus through:

•	block trades in which a broker-dealer attempts to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

     When selling the common stock, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

•	enter into transactions involving short sales of the common stock by broker-dealers;

•	sell shares of common stock short and redeliver such shares to close out a short positions;

•	enter into options or other types of transactions that require the selling stockholders to deliver common stock to a broker-dealer, who will then resell or transfer the common stock under this prospectus; or

•	loan or pledge the common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. The selling stockholders and any broker-dealers involved in the sale or resale of the common stock may qualify as “underwriters” within the meaning of the Section 2(a)(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concession may qualify as underwriters’ compensation under the Securities Act.

     In addition to selling shares of common stock under this prospectus, the selling stockholders may:

•	agree to indemnify any broker-dealer or agent against liabilities related to selling the common stock, including liabilities arising under the Securities Act;

•	transfer shares of common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution or other transfer;

•	sell shares of common stock under Rule 144 of the Securities Act rather than by means of this prospectus, if the transaction meets the requirements of Rule 144; or

•	sell shares of common stock by any other legally available means.

     To the extent required, the specific shares to be sold, the names of the selling stockholders, the respective purchase prices and the public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompany prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part.

     We are not aware of any agreements, arrangements or understandings between any of the selling stockholders and any brokers, dealers, agents or underwriters regarding the sale of shares or our common stock by the selling stockholders.

108,115 Shares

LendingTree, Inc.

Common Stock

Prospectus

August 29, 2002

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

     LendingTree hereby incorporates by reference into this Registration Statement the following documents filed with the Securities and Exchange Commission:

(a)	LendingTree’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

(b)	LendingTree’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2002 and June 30, 2002;

(c)	LendingTree’s Current Reports on Form 8-K dated March 28, 2002, April 16, 2002, April 24, 2002 and August 14, 2002; and

(d)	The description of LendingTree’s Common Stock contained in its Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on January 28, 2000, as updated by the “Description of Capital Stock” contained in our Registration Statement on Form S-3 (Registration No. 333-60688).

All documents subsequently filed by LendingTree pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

     Not applicable.

Item 5. Interests of Named Experts and Counsel.

     Not applicable.

Item 6. Indemnification of Directors and Officers.

     Section 102 of the Delaware General Corporation Law (the “DGCL”) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or engaged in a transaction in which the director derived an improper personal benefit.

     Section 145(a) of the DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity for another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL also permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if such person acted in accordance with the above standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification (in which case, such person may be indemnified to the extent the court deems appropriate).

     Section 145 of the DGCL also provides that, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145(a) or (b), such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Section 145 also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.

     Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

     LendingTree’s Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except to the extent such elimination of liability is not permitted under the DGCL. Our Amended and Restated Certificate of Incorporation further provides for indemnification for our officers and directors to the fullest extent permitted by law and for the advancement of expenses incurred by such officers and directors in defending or otherwise participating in a proceeding.

     LendingTree’s Amended and Restated Bylaws provide that:

•	LendingTree must indemnify its directors and officers who are made parties to proceedings by virtue of their positions as directors and officers and, provided that such person acted in good faith and had no reasonable cause to believe his or her conduct was unlawful;

•	LendingTree must advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law; and

•	LendingTree may, to the extent authorized by its Board of Directors, provide rights to indemnification and to the advancement of expenses to its employees and agents similar to those conferred on its directors and officers.

     The indemnification provisions contained in LendingTree’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, LendingTree maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

     The foregoing is only a general summary of certain aspects of the DGCL and LendingTree’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. It is qualified in its entirety by reference to the relevant statutes and documents that contain specific provisions regarding the circumstances under which indemnification may or must be made.

Item 7. Exemption from Registration Claimed.

     The 108,115 shares of our common stock being registered for reoffer and resale pursuant to the prospectus filed as a part of this Registration Statement were issued by LendingTree pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. No form of general solicitation was used in connection with the issuance of such shares and each selling stockholder had access to adequate information before his or her purchase of shares of our common stock as a result of prior relationships with LendingTree.

Item 8. Exhibits.

     A list of exhibits is set forth on the Exhibit Index that immediately precedes the exhibits and that is incorporated by reference herein.

Item 9. Undertakings.

     LendingTree hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by LendingTree pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(b)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)   That, for purposes of determining any liability under the Securities Act, each filing of LendingTree’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of LendingTree pursuant to the foregoing provisions, or otherwise, LendingTree has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by LendingTree of expenses incurred or paid by a director, officer or controlling person of LendingTree in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, LendingTree, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on this 30th day of August, 2002.

LENDINGTREE, INC.

By:	/s/ Douglas R. Lebda

Douglas R. Lebda Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Douglas R. Lebda and Keith B. Hall, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 30th day of August, 2002.

NAME	TITLE

/s/ Douglas R. Lebda	Chief Executive Officer and Director
(principal executive officer)
Douglas R. Lebda

/s/ Keith B. Hall	Senior Vice President, Chief Financial Officer and Treasurer
(principal financial officer)
Keith B. Hall

/s/ Matthew A. Packey	Vice President and Controller
(principal accounting officer)
Matthew A. Packey

/s/ Richard Field	Director

Richard Field

/s/ Robert Kennedy	Director

Robert Kennedy

/s/ Daniel C. Lieber	Director

Daniel C. Lieber

/s/ Michael DeVico	Director

Michael DeVico

/s/ W. James Tozer, Jr.	Director

W. James Tozer, Jr.

/s/ Robert A. Spass	Director

Robert A. Spass

LENDINGTREE, INC.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

4.1	Amended and Restated Articles of Incorporation of LendingTree, Inc. (incorporated by reference to Exhibit 3.1 to LendingTree’s Registration Statement on Form S-1/A (No. 333-91839))

4.2	Amended and Restated Bylaws of LendingTree, Inc. (incorporated by reference to Exhibit 3.2 to LendingTree’s Registration Statement on Form S-1/A (No. 333-91839))

4.3	LendingTree’s Shareholder Rights Plan (incorporated by reference to Exhibit 4.2 to LendingTree’s Registration Statement on Form S-1/A (No. 333-91839))

4.4	Form of certificate representing shares of common stock of LendingTree, Inc. (incorporated by reference to LendingTree’s Registration Statement on Form S-1/A (Registration No. 333-91839))

4.5	LendingTree, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to LendingTree’s Quarterly Report on Form 10-Q for the period ending September 30, 2001)

5	Opinion of Kennedy Covington Lobdell & Hickman, L.L.P. as to the legality of the securities being registered *

23.1	Consent of PricewaterhouseCoopers, LLP *

23.2	Consent of Kennedy Covington Lobdell & Hickman, L.L.P. (included in Exhibit 5 hereto)

24	Power of Attorney (contained on signature page)

*	Filed herewith.